Exhibit 99.91

Number: BC0786375

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that SANDSTORM RESOURCES LTD. changed its name to SANDSTORM GOLD LTD. on February 17, 2011 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia On February 17, 2011 RON TOWNSHEND Registrar of Companies Province of British Columbia Canada

Mailing Address: PO BOX 9431 Stn Prov Govt. Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard St. Victoria BC 250 356-8626

Notice of Articles BUSINESS CORPORATIONS ACT	CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies RON TOWNSHEND February 15, 2011

This Notice of Articles was issued by the Registrar on: February 17, 2011 12:01 AM Pacific Time

Incorporation Number:               BC0786375

Recognition Date and Time: Incorporated on March 23, 2007 11:30 AM Pacific Time

NOTICE OF ARTICLES

Name of Company: SANDSTORM GOLD LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
SUITE 1050, 625 HOWE STREET	SUITE 1050, 625 HOWE STREET
VANCOUVER BC V6C 2T6	VANCOUVER BC V6C 2T6
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
SUITE 1050, 625 HOWE STREET	SUITE 1050, 625 HOWE STREET
VANCOUVER BC V6C 2T6	VANCOUVER BC V6C 2T6
CANADA	CANADA

Page: 1 of 3

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:

WATSON, NOLAN

Mailing Address:	Delivery Address:
SUITE 1050, 625 HOWE STREET	SUITE 1050, 625 HOWE STREET
VANCOUVER BC V6C 2T6	VANCOUVER BC V6C 2T6
CANADA	CANADA

Last Name, First Name, Middle Name:

SWARTHOUT, ANDREW T.

Mailing Address:	Delivery Address:
SUITE 1050, 625 HOWE STREET	SUITE 1050, 625 HOWE STREET
VANCOUVER BC V6C 2T6	VANCOUVER BC V6C 2T6
CANADA	CANADA

Last Name, First Name, Middle Name:

BUDRESKI, JOHN P.A.

Mailing Address:	Delivery Address:
SUITE 1050	SUITE 1050
625 HOWE STREET	625 HOWE STREET
VANCOUVER BC V6C 2T6	VANCOUVER BC V6C 2T6
CANADA	CANADA

Last Name, First Name, Middle Name:

Awram, David

Mailing Address:	Delivery Address:
SUITE 1050, 625 HOWE STREET	SUITE 1050, 625 HOWE STREET
VANCOUVER BC V6C 2T6	VANCOUVER BC V6C 2T6
CANADA	CANADA

Last Name, First Name, Middle Name:

De Witt, David

Mailing Address:	Delivery Address:
SUITE 1050, 625 HOWE STREET	SUITE 1050, 625 HOWE STREET
VANCOUVER BC V6C 2T6	VANCOUVER BC V6C 2T6
CANADA	CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

May 4, 2010

May 4, 2010

May 4, 2010

May 4, 2010

Page: 2 of 3

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	COMMON Shares	Without Par Value

Without Special Rights or
Restrictions attached

Page: 3 of 3